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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION MAR 01 2005 WASH., D.C. 202

SEC FILE NUMBER
8-28799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IICC - TRADECO, INC.

OFFICIAL USE ONLY
13205
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 S. Gessner, Suite 501
(No. and Street)

Houston, TX 77063
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mariel C. Clemensen 713-266-4422
Thomas R. Maples 713-266-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PC
(Name – *if individual, state last, first, middle name*)

2925 Briar Park Suite 930 Houston, TX 77042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R. Maples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IICC-Tradeco, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

CYBORNE RENA TAYLOR
MY COMMISSION EXPIRES
November 16, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x **(o) Independent auditors report on internal accounting control.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MALONE
& BAILEY, PC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
IICC – Tradeco, Inc.
Houston, Texas

We have audited the balance sheets of IICC – Tradeco, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for each of the years then ended. These financial statements are the responsibility of IICC - Tradeco's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IICC – Tradeco, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

Malone & Bailey, PC

February 1, 2005

Registered, Public Company Accounting Oversight Board
American Institute of Certified Public Accountants, SEC Practice Section
Texas Society of Certified Public Accountants

IICC-TRADECO, INC.

BALANCE SHEETS

AS OF DECEMBER 31,

ASSETS

		2004		2003
Cash and cash equivalents	$	15,964	$	187
Receivables		13,055		10,171
Due from parent		0		4,300
Fixed assets net of depreciation: 2004- $15,279; 2003- $12,779		674		3,174
Total assets	**$**	**29,693**	**$**	**17,832**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES				
Accounts payable	**$**	6,836	**$**	3,029
STOCKHOLDER'S EQUITY				
Preferred stock , 10% non-cumulative, $1,000 par value, authorized 200 shares, issued and outstanding 0 shares		0		0
Common stock , no-par value, authorized 200 shares, issued and outstanding 2 shares		603		603
Additional paid-in capital		311,296		304,620
Accumulated deficit		(289,042)		(290,420)
Total stockholder's equity		22,857		14,803
Total liabilities and stockholders' equity	**$**	**29,693**	**$**	**17,832**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
REVENUE		
Consulting and advisory fees	$ 0	$ 16,500
Commissions	53,230	82,134
Total revenue	**53,230**	**98,634**
OPERATING EXPENSES		
Commissions- officer	705	24,852
Depreciation and amortization	2,500	3,200
Fees- parent company	27,450	67,500
Legal & professional fees	7,560	5,454
Licenses & state fees, taxes	4,047	2,227
Other	8,505	(1,684)
Total expenses	**50,767**	**101,549**
Loss from operations	**2,463**	**(2,915)**
OTHER INCOME AND (EXPENSE)		
Interest expense	(1,090)	0
Interest and dividend income	5	2
Total other income	**(1,085)**	**2**
NET INCOME (LOSS)	**$ 1,378**	**$ (2,913)**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	CAPITAL STOCK COMMON	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS ACCUM. DEFICIT
Balance at January 1, 2003	$ 603	$ 303,940	$ (287,507)
Capital contributions, 2003		680	
Net income (loss) , 2003			(2,913)
Balance at December 31, 2003	603	304,620	(290,420)
Capital contributions, 2004		6,676	
Net income (loss) , 2004			1,378
Balance at December 31, 2004	**$ 603**	**$ 311,296**	**$ (289,042)**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

		2004		2003
CASH FLOWS FROM OPERATIONS:				
Net comprehensive income (loss)	$	**1,378**	$	**(2,913)**
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation		2,500		3,200
Change in operating assets and liabilities:				
Accounts receivable		(2,884)		4,407
Accounts payable		3,807		(960)
Due to/ from parent		4,300		(4,300)
Net cash (used) by operations		**9,101**		**(566)**
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds from sales of marketable securities		0		0
Purchase of computer and office equipment		0		0
Liquidation of deposits with clearing broker				
Net cash provided by investing activities		**0**		**0**
CASH FLOWS FROM FINANCING ACTIVITIES:				
Capital contribution by parent company		**6,676**		**680**
NET INCREASE (DECREASE) IN CASH				
Cash and cash equivalents		15,777		114
At beginning of year		187		73
CASH and CASH EQUIVALENTS AT END OF YEAR	$	**15,964**	$	**187**
Cash paid for income taxes	$	0	$	0
Cash paid for interest expense		0		0

The accompanying notes are an integral part of this statement.

IICC – TRADECO, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF ACCOUNTING POLICIES

IICC – Tradeco, Inc. ("IICC – Tradeco") is a wholly-owned subsidiary of Institutional Investors Consulting Company, Inc. ("IICC, Inc."), and is a registered broker and dealer of securities. IICC – Tradeco was formed as a New York corporation in 1982, and has been operating in Houston, Texas since 1994. IICC – Tradeco brokers private placement securities.

Cash and cash equivalents – IICC – Tradeco considers as cash all liquid securities with maturities of three months or less.

Revenues are recognized when services are performed. Management considers all amounts recorded as trade receivables as fully collectible, so no allowance is provided. All amounts due are from a single hedge fund financial institution.

Fixed assets are recorded at cost. They include furniture and computers, which are depreciated over their estimated useful lives of from 3 - 7 years.

Income taxes are filed on a consolidated basis with IICC, Inc.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No recent accounting pronouncements are expected to have any effect on IICC – Tradeco's financial statements.

NOTE B - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

None.

NOTE C - NET CAPITAL REQUIREMENTS

IICC – Tradeco is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. However, IICC – Tradeco has entered into an agreement with

the National Association of Securities Dealers pursuant to which IICC – Tradeco must maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not to exceed 12 to 1. At December 31, 2004 and 2003, IICC – Tradco had net capital of $9,128 and $7,314, respectively. IICC – Tradeco's net capital ratio was 74.89% (2004) and 41.41% (2003).

NOTE D - RELATED PARTY TRANSACTIONS

IICC – Tradeco uses personnel and facilities of IICC, Inc. IICC – Tradeco makes payments from time to time to IICC, Inc. for these services, paying $27,450 and $67,500 during 2004 and 2003, respectively.

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
NET CAPITAL		
Total stockholder's equity	$ 22,857	$ 14,803
Deduct stockholder's equity not allowable for net capital	0	0
Total stockholder's equity qualified for net capital	22,857	14,803
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net cap.		
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated liabilities	22,857	14,803
Deductions and /or charges- assets not readily convertible to cash	(13,729)	(7,488)
Net capital before haircuts on securities position	9,128	7,315
Other	0	(1)
NET CAPITAL	**$ 9,128**	**$ 7,314**
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet	6,836	3,029
Items not included in the balance sheet	0	0
Total aggregate indebtedness	$ 6,836	$ 3,029
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	383	2,592
Minimum dollar net capital required of broker-dealer	5,000	5,000
Net capital required	**$ 5,000**	**$ 5,000**
EXCESS NET CAPITAL	**4,128**	**2,314**
EXCESS NET CAPITAL AT 1000%	8,444	7,011
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	**74.89%**	**41.41%**

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
RECONCILIATION WITH COMPANY'S COMPUTATION (including in Part II of Form X-17a-5		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 9,128	$ 7,314
Net audit adjustments		
Other items		
NET CAPITAL PER ABOVE	**$ 9,128**	**$ 7,314**

IICC-Tradeco, Inc.

EXEMPTIVE PROVISION UNDER RULE 15c3-3 AS OF DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 based upon paragraph (K)(2)(ii)

MALONE
& BAILEY, PC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
Required by SEC Rule 17a-5

To the Board of Directors
IICC – Tradeco, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of IICC – Tradeco, Inc. for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of IICC - Tradeco is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that IICC - Tradeco's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

Malone & Bailey, PC

February 1, 2005